ATLANTA MIAMI ORLANDO ST. PETERSBURG TALLAHASSEE
TAMPA
WEST PALM BEACH
Carlton Fields
ATTORNEYS AT LAW		4221 W. Boy Scout Boulevard Suite 1000 Tampa, Florida 33607-5736 813.223.7000 813.229.4133 fax www.carltonfields.com
Richard A. Denmon 813.229.4219 direct rdenmon@carltonfields.com

October 26, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE, Mail Stop 4561 Washington, D.C. 20549 Attention: Michael R. Clampitt, Esq.	Via Electronic Filing

Re:	Coast Financial Holdings, Inc. Preliminary Proxy Statement Filed on October 12, 2007 File No. 000-50433

Dear Mr. Clampitt:

This letter is being provided on behalf of Coast Financial Holdings, Inc. (the “Company”) in response to the October 23, 2007 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

Set forth below in bold are the staff’s comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing a revised preliminary proxy statement (the “Amended Preliminary Proxy Statement”) concurrently herewith and page references in the Company’s responses to the staff’s comments refer to those pages in the Amended Preliminary Proxy Statement.

Shareholder Letter

1.	Revise the third paragraphs to disclose the Deficiency at the most recent practicable date both here and on the cover page of the proxy statement.

Response:

The requested revision has been made on the identified pages and on pages iii and 29. The Company also has clarified that the Deficiency will continue to increase in size and the amount that shareholders will receive will be further reduced.

Securities and Exchange Commission

October 26, 2007

The Merger

Recommendation of our Board of Directors and Reasons for the Merger

Adverse Factors Considered, page 15

2.	Revise to address the valuation analyses both here and in the second bullet on page 13 where all analyses indicated values higher than the offer (except for the low end of the capital deterioration analysis). Either indicate that the Board (or the Special Committee) did not use the analyses or, explain why, in light of the analyses, it is recommending the transaction.

Response:

The requested revisions have been made. See the second bullet on page 13 and the carryover paragraph on page 15 to 16.

Please note that the Kafafian opinion clearly provides that the $3.40 purchase price, as adjusted in accordance with the terms of the Merger Agreement, is fair from a financial point of view to the shareholders of Coast Financial. See pages iv and 16 of the Amended Preliminary Proxy Statement and the first paragraph of the Opinion Letter.

Kafafian has advised us that it performed its capital deterioration analysis based on projections provided by Coast Financial management and that it considered the potential downward adjustment as described in Section 1.03(b) of the Merger Agreement. Such adjustment called for the consideration to be reduced, on a dollar-for-dollar basis, subject to rounding as provided in the Agreement, to reflect any additional deterioration in Coast Financial’s capital position as a result of greater than projected operating losses (with a minimum $1 million threshold). Since the adjustment was a dollar-for-dollar adjustment based on operating losses in excess of projections, this concept was not incorporated into the printed analysis presented to the Special Committee or Board of Directors. However, based on this analysis, Kafafian was able to conclude that the purchase price, as and if adjusted, would be fair from a financial point of view to the shareholders of Coast Financial. This is reflected in its opinion.

Notwithstanding the foregoing, the Kafafian opinion and its capital deterioration analysis was only one factor reviewed by the Special Committee and the Board of Directors in reaching their respective determinations to approve the Merger Agreement and recommend its approval by Coast Financials’ shareholders. The revisions in the carryover paragraph on page 15 to page 16 of the Amended Preliminary Proxy Statement clarify the primary factors which lead to their respective conclusions.

The Loan Transaction, page 39

25.	Revise to clarify the effect a default will have on the current holders of company stock.

Response:

The requested revision has been made. See page 41.

*            *            *            *             *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (813) 223-7000.

Sincerely,

/s/ Richard A. Denmon
Richard A. Denmon

cc:	Anne V. Lee, CEO, Coast Financial Holdings, Inc. Justin D. Locke, CFO, Coast Financial Holdings, Inc.